Exhibit(i)2

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION
OF
WESTERN SILVER LEAD CORPORATION

Pursuant to the provisions of Section 607.1006, Florida Statutes, the undersigned corporation, Western Silver Lead Corporation (P02000001780) adopts the following Articles of Amendment to its Articles of Incorporation.

Article 1. Amendment

The Articles of Incorporation of the Corporation are amended with respect to Article I, Name, Article II, Address, and Article V, Capital Stock, as follows:

Article I. Name

The name of this Florida corporation is Lexor Holdings, Inc.

Article II. Address

The Corporation’s mailing address is:
Lexor Holdings, Inc.
1621 Cole Street
Baltimore, MD 21223

Article V is deleted in its entirety and replaced with the following:

Article V, Capital Stock

The Corporation shall have the authority to issue capital stock of 5,000,000,000 shares of Common Stock, par value $0.001 per share, as follows: 4,999,500,000 shares designated as Common Stock, par value $.001 per share; and 10,000 shares designated as Class B assessable common stock, par value $.001 per share. The shares of Common Stock and Class B assessable common stock are entitled to one vote for each share on all matters to be voted on by stockholders.

Article II. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted by the Board of Directors on September 29, 2003.

Article. III. Approval of Amendment

The amendment set forth in these Articles of Amendment was authorized by the Corporation's Board of Directors and approval by the shareholders was not required based upon Section 607.10025, Florida Statutes.

The undersigned executed this document on the date shown below.

Western Silver Lead Corporation

By: /s/ Richard Rubin                  By: /s/ Ivo Heiden
Title: Secretary and Director Title: Vice President and Director

Date: 09-29-2003